

May 2, 2023

Tom Scozzafava
Chief Executive Officer
1812 Brewing Company, Inc.
981 Waterman Drive
Watertown, NY 13601

      Re: 1812 Brewing Company, Inc.
          Offering Statement on Form 1-A
          Filed April 19, 2023
          File No. 024-11768

Dear Tom Scozzafava:

      This is to advise you that we do not intend to review your offering statement.

      We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Rucha Pandit at (202) 551-6022 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Trade & Services

cc: Jeff Turner